Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ADSs (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 3, 2025, and the related Letter of Transmittal (as defined below), as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being made to, nor will any tendered ADSs be accepted from or on behalf of securityholders in any jurisdiction where it would be illegal to do so. If the Company (as defined below) becomes aware of any jurisdiction within the United States, the Cayman Islands or the People’s Republic of China where the making of the Offer or the acceptance of ADSs pursuant to the Offer is not in compliance with any applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of ADSs residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by the Dealer Manager (as defined below) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Moatable, Inc.

of

Up to 5,000,000 of its American Depositary Shares

At a Per Share Purchase Price $3.00 per American Depositary Share

Moatable, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), is offering to purchase up to 5,000,000 of its American Depositary Shares (the “ADSs”), each representing 45 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), at a price of $3.00 per ADS (the “Purchase Price”) net to the seller in cash, less a cash distribution fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS depositary (the “ADS Depositary”), less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 3, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and Letter of Transmittal, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 30, 2025, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned on any minimum number of ADSs being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase, including the closing of a debt financing that results in the receipt of gross proceeds (before expenses) by the Company of no less than $9.75 million.

The Company’s board of directors has authorized the Offer. However, none of the Company, the members of the Company’s board of directors, the Company’s executive officers, Georgeson LLC, the information agent for the Offer (the “Information Agent”), Citibank, N.A., the tender agent for the Offer (the “Tender Agent”), or Needham & Company, LLC, the dealer manager for the offer (the “Dealer Manager”), makes any recommendation to the securityholders as to whether to tender or refrain from tendering their ADSs. The Company cannot predict how its ADSs will trade after the Expiration Time, and it is possible that the Company’s ADS price will trade above the Purchase Price after the Expiration Time. Securityholders must make their own decision as to whether to tender ADSs and, if so, how many ADSs to tender. The Company recommends that securityholders read carefully the information in the Offer to Purchase, the Letter of Transmittal and the other related materials that constitute part of the Offer, including the Company’s reasons for making the Offer, before taking any action with respect to the Offer. In addition, securityholders should discuss whether to tender their ADSs with their broker or other financial tax advisors.

The Company believes that the Offer represents a prudent use of the Company’s financial resources given its business profile, assets and current market price of its ADSs. The Company’s management and its board of directors believe that the Offer reflects the Company’s confidence in its future prospects and is an efficient way of returning capital to securityholders and increasing long-term shareholder value. The Company believes that the tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide the Company’s securityholders with the opportunity to tender all or a portion of their ADSs and thereby receive a return of some or all of their investment if they so elect. The Offer may also provide the Company’s securityholders with an efficient way to sell their ADSs without incurring brokerage fees or commissions associated with open market sales. In addition, if the Company completes the Offer, securityholders who do not participate in the Offer and securityholders who otherwise retain an equity interest in the Company as a result of a partial tender of ADSs or proration will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them.

If a securityholder wants to tender all or any portion of its ADSs, they must do one of the following before the Offer expires at 12:00 midnight, New York City time, at the end of the day on September 30, 2025 (unless the Offer is extended):

•	if a securityholder’s ADSs are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, then the securityholder must contact the nominee and request that the nominee tender the securityholder’s ADSs on its behalf. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer;

•	if a securityholder holds ADSs in book-entry form as a registered holder, then the securityholder must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to the Tender Agent for the Offer, at one of the addresses shown on the back cover of the Offer to Purchase;

•	if a securityholder is an institution participating in The Depository Trust Company (the “Book-Entry Transfer Facility”), then the securityholder must tender its ADSs according to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase;

•	if a securityholder is a holder of Class A Ordinary Shares, subject to the terms and conditions set forth in that certain Deposit Agreement, dated as of May 4, 2011, as amended by Amendment No. 1 to Deposit Agreement, dated as of February 6, 2017 and as amended by Amendment No. 2 to Deposit Agreement, dated as of January 9, 2020 (as amended and supplemented from time to time, the “Deposit Agreement”), by and among the Company, the ADS Depositary, and all Holders and Beneficial Owners (each as defined in the Deposit Agreement) of ADSs issued thereunder, then the securityholder may deposit its Class A Ordinary Shares with Citibank, N.A., the Company’s ADS depositary, in exchange for ADSs, and tender any of the ADSs in accordance with the Offer; or

•	if a securityholder is a holder of vested options, they may exercise their vested options and receive Class A ordinary shares, which they may deposit with Citibank, N.A., the Company’s ADS depositary, in exchange for ADSs, and tender any of the ADSs issued upon exercise in accordance with the Offer. A securityholder must exercise its options sufficiently in advance of the Expiration Time to receive its ADSs in order to tender. An exercise of an option cannot be revoked even if ADSs received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

This Offer is for ADSs. Tender of any other securities, including Class A Ordinary Shares or vested options without following the procedures noted above, will not be accepted and returned to the tendering securityholders at the Company’s expense promptly after the expiration or termination of the Offer. If applicable, securityholders should provide themselves with sufficient time to complete the process to deposit their Class A Ordinary Shares with Citibank, N.A. , as ADS Depositary, in exchange for ADSs. Please be advised that the ADS Depositary will close its books to ADS issuances five (5) business days prior to the Expiration Time. Accordingly, if a holder of Class A Ordinary Shares wishes to receive the corresponding ADSs to participate in the Offer, they must deposit their Class A Ordinary Shares with the ADS Depositary at least five (5) business days prior to Expiration Time.

As of August 27, 2025, there were 566,747,278 Class A Ordinary Shares outstanding (including 12,369,955 ADSs, representing 556,647,975 Class A Ordinary Shares) and 170,258,970 Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), outstanding. Each Class B Ordinary Share is convertible into one Class A Ordinary Share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. Subject to certain exceptions, the Company’s Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders. As of August 27, 2025, Mr. Joseph Chen, the Company’s Chairman and Chief Executive Officer, beneficially owns 4,891,021 Class A Ordinary Shares, 268,726,545 Class A Ordinary Shares represented by 5,971,701 ADSs and 170,258,970 Class B Ordinary Shares, which represents all of the Company’s outstanding Class B Ordinary Shares. Mr. Chen has informed the Company that he does not intend to participate in the Offer. If the Offer is fully subscribed, the Company would have approximately 341,747,278 Class A Ordinary Shares (including 7,369,955 ADSs, representing 331,647,975 Class A Ordinary Shares) outstanding immediately following the purchase of ADSs tendered in the Offer. If the Offer is fully subscribed, Mr. Chen will beneficially own approximately 80.1% of the Company’s outstanding Class A Ordinary Shares and all of the Company’s outstanding Class B Ordinary Shares, which would collectively represent 96.7% of the combined voting power immediately after the Offer. The actual number of Class A Ordinary Shares (including in the form of ADSs) outstanding immediately following completion of the Offer will depend on the number of ADSs tendered and purchased in the Offer.

In addition, the Company expressly reserves the right, in its sole discretion, to change the Purchase Price and to increase or decrease the number of ADSs sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), if more than 5,000,000 ADSs are properly tendered in the Offer and not properly withdrawn, the Company may increase the number of ADSs accepted for payment in the Offer by no more than 2% of the outstanding ADSs without extending the Offer.

Upon the terms and subject to the conditions of the Offer, if more than 5,000,000 ADSs, or such greater number of ADSs as the Company may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered and not properly withdrawn ADSs in the following order of priority:

•	First, all ADSs owned in “odd lots” (less than 100 ADSs), all of which have been properly tendered and not properly withdrawn prior to the Expiration Time.

•	Second, all other tendered ADSs that have been properly tendered and not properly withdrawn prior to the Expiration Time on a pro rata basis with appropriate adjustments to avoid purchases of fractional ADSs, as described below. Such proration will apply to all securityholders without priority. If proration of tendered ADSs is required, the Company will determine the proration factor as promptly as practicable following the Expiration Time. Subject to adjustment to avoid the purchase of fractional ADSs, proration for each beneficial owner tendering ADSs will be based on the ratio of the number of ADSs properly tendered and not properly withdrawn by the beneficial owner to the total number of ADSs properly tendered and not properly withdrawn by all securityholders.

Because of the proration and “odd lot” priority provisions described above, the Company may not purchase all of the ADSs that a securityholder tenders even if it properly tenders them. ADSs not purchased in the Offer will be returned to the tendering securityholders as promptly as practicable after the Expiration Time.

Securityholders wishing to tender their ADSs must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. The proration period is the period for accepting ADSs on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Time.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, the Company will accept for payment up to 5,000,000 ADSs (or such greater number as the Company may elect to purchase, subject to applicable law) that are properly tendered and not properly withdrawn. The Company may increase the number of ADSs accepted for payment in the Offer by no more than 2% of the outstanding ADSs without extending the Offer.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore be deemed to have purchased), subject to proration and “odd lot” priority provisions of the Offer, ADSs that are properly tendered and not properly withdrawn, only when, as and if the Company gives written notice to the Tender Agent of its acceptance of the ADSs for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Time, the Company will accept for payment and pay the Purchase Price per ADS, as applicable, for all of the ADSs accepted for payment in accordance with the Offer. In all cases, payment for ADSs properly tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration but only after timely receipt by the Tender Agent of (i) a timely confirmation of the book-entry transfer of the ADSs into the Tender Agent’s account at the Book-Entry Transfer Facility and (ii) one of (a) a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal, or (b) an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer.

The Company expressly reserves the right to change the Purchase Price and to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any ADSs by giving oral or written notice of such extension to the Tender Agent and making a public announcement of such extension. During any such extension, all ADSs previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering securityholder to withdraw such securityholder’s ADSs.

The Company also expressly reserves the right, in its sole discretion, not to accept for payment and not to pay for any ADSs not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for ADSs or to terminate the Offer upon the occurrence of any of the conditions specified in Section 6 of the Offer to Purchase by giving oral or written notice of the termination or postponement to the Tender Agent and making a public announcement of the termination or postponement. The Company’s reservation of the right to delay payment for ADSs that the Company has accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that the Company must pay the consideration offered or return the ADSs tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, the Company further reserves the right, in its reasonable discretion, and regardless of whether any of the events set forth in Section 6 of the Offer to Purchase have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by changing the Purchase Price or by increasing or decreasing the number of ADSs sought in the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment shall be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made pursuant to the Offer will be disseminated as promptly as practicable to securityholders in a manner reasonably designed to inform securityholders of the change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the PR Newswire or comparable service.

Securityholders may withdraw any ADSs they have tendered at any time before the Expiration Time, or any later time and date to which the Offer may be extended, in which case a securityholder may withdraw its ADSs until the Expiration Time, as extended. If the Company has not accepted for payment the ADSs tendered, a securityholder may also withdraw its ADSs at any time after 12:00 midnight, New York City time, at the end of the day on October 30, 2025, the completion of the 40th business day following the commencement of the Offer. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Tender Agent at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering securityholder; the number of ADSs to be withdrawn; and the name of the registered holder of the ADSs. If ADSs have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs and must otherwise comply with the Book-Entry Transfer Facility’s procedures. If a securityholder has used more than one Letter of Transmittal or has otherwise tendered ADSs in more than one group of ADSs, the securityholder may withdraw ADSs using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included.

All questions as to the number of ADSs to be accepted, the purchase price to be paid for ADSs to be accepted, the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of ADSs and the validity (including time of receipt) and form of any notice of withdrawal of tendered ADSs will be determined by the Company, in its sole discretion, subject to applicable laws, and such determination will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company may delegate power in whole or in part to the Tender Agent. The Company reserves the absolute right to reject any or all tenders of any ADSs that the Company determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. The Company reserves the absolute right to reject any notices of withdrawal that it determines are not in proper form. The Company also reserves the absolute right, subject to the applicable rules and regulations of the SEC, to waive any of the conditions of the Offer prior to the Expiration Time or any defect or irregularity in any tender or withdrawal with respect to any particular ADSs or any particular securityholder (whether or not the Company waives similar defects or irregularities in the case of other securityholders), and the Company’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. In the event a condition of the Offer is waived with respect to any particular securityholder, the same condition will be waived with respect to all securityholders. No tender or withdrawal of ADSs will be deemed to have been properly made until all defects or irregularities have been cured by the tendering or withdrawing securityholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender or withdrawal of ADSs. Unless waived, any defects or irregularities in connection with tenders or withdrawals must be cured within the period of time the Company determines. None of the Company, the Dealer Manager, the Information Agent, the Tender Agent or any other person will be obligated to give notice of any defects or irregularities in any tender or withdrawal, nor will any of the foregoing incur any liability for failure to give any such notification.

Generally, if a securityholder is a U.S. Holder (as defined in Section 12 of the Offer to Purchase), then their receipt of cash from the Company in exchange for the ADSs tendered will be a taxable transaction for U.S. federal income tax purposes. The cash a securityholder receives for tendered ADSs generally will be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the ADSs purchased by the Company or as a distribution from the Company in respect of ADSs. U.S. Holders could be subject to adverse tax consequences upon the disposition of ADSs as a result of the Company’s “passive foreign investment company” (“PFIC”) status. Please see Section 12 of the Offer to Purchase for a more detailed discussion on the tax treatment of the Offer to U.S. Holders, including the consequences to U.S. Holders as a result of the Company’s PFIC status. All securityholders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of participating in the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that securityholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to all record holders of the ADSs, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s securityholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of ADSs. The Offer is explained in detail in those materials.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase or the Letter of Transmittal to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to securityholders additional copies of these materials at the Company’s expense. Securityholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Tender Agent for the Offer is:

Citibank, N.A.

By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Registered or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

The Information Agent for the Offer is:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, NY 10019

Call Toll-Free Within the United States: (866) 585-6991

From Outside of the United States: (518) 861-3759

The Dealer Manager for the Offer is:

Needham & Company

Needham & Company, LLC

Corporate Services

250 Park Avenue, 10th Floor

New York, New York 10177

Phone: (212) 371-8300

or

(800) 903-3268 (Call Toll Free)

September 3, 2025